Exhibit (d)(8)

May 1, 2007

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

4300 N. Harbor Boulevard

Fullerton, CA 92834-3100

Attn: Paul Glyer

Dear Mr. Glyer:

I hereby acknowledge that the terms of the Tender and Stockholder Support Agreement, dated March 24, 2007, by and among Beckman Coulter, Inc., Louisiana Acquisition Sub, Inc., Kim D. Blickenstaff and Rita Blickenstaff remain in full force and effect and continue to apply to the terms of the Agreement and Plan of Merger dated as of March 24, 2007 by and among Beckman Coulter, Inc., Louisiana Acquisition Sub, Inc. and Biosite Incorporated, as amended by the Amendment to the Agreement and Plan of Merger, dated May 1, 2007.

Yours Truly,

/s/ KIM D. BLICKENSTAFF
Kim D. Blickenstaff